Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aries Financial, Inc.
1420 Washington Blvd.
Detroit, MI 48226
http://www.tradearies.com

Up to $1,234,998.96 in Common Stock at $3.12
Minimum Target Amount: $14,997.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aries Financial, Inc.
Address: 1420 Washington Blvd., Detroit, MI 48226
State of Incorporation: DE
Date Incorporated: September 27, 2021

Terms:

Equity

Offering Minimum: $14,997.84 | 4,807 shares of Common Stock
Offering Maximum: $1,234,998.96 | 395,833 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.12
Minimum Investment Amount (per investor): $496.08

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

Receive 10% bonus shares in Aries Financial, Inc.'s current offering on StartEngine if you've (i) previously invested in this issuer, (ii) reserved shares formally through the

issuer's Test the Waters campaign on StartEngine; or (iii) indicated interest by signing up to receive news regarding the offering on Aries Financial, Inc.'s domain.

Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Combo/Avid Investor Perk

Invest $496+ within the first week and receive 20% bonus

Invest $496+ within the first two weeks and receive 10% bonus

Volume-Based Perks

Tier 1 Perk — Invest $496+ and receive Quarterly Investor Emails

Tier 2 Perk — Invest $1000+ and receive Quarterly Investor Emails, $100 Commission Credit, $50 Trading Credit

Tier 3 Perk — Invest $5,000+ and receive Quarterly Investor Emails, $500 Commission Credit and $250 Trading Credit

Tier 4 Perk — Invest $10,000+ and receive receive Quarterly Investor Emails, $1,000 Commissions Credit, $500 Trading Credit, Ticket to Aries Investor Conference at HQ + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive Quarterly Investor Emails, $2,500 Commissions Credit, $1250 Trading Credit, Ticket to Aries Investor Conference at HQ, and Monthly Investor Calls + 10% bonus shares

Tier 6 Perk — Invest $100,000+ and receive Quarterly Investor Emails, $10,000 Commissions Credit, $5,000 Trading Credit, Ticket to Aries Investor Conference at HQ, Monthly Investor Calls, and Dedicated Account Executive + 15% bonus shares

Tier 7 Perk — Invest $200,000+ and receive Quarterly Investor Emails, $20,000 Commissions Credit, $10,000 Trading Credit, Ticket to Aries Investor Conference at HQ, Monthly Investor Calls, Dedicated Account Executive, and Trip to NYC for Team Dinner with flights and hotel for 2 included + 20% bonus shares

** Ticket to Aries Investor Conference at HQ does not include lodging and travel*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial

gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Aries Financial, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $312. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus (if applicable) in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Aries builds trading and market research software for retail investors. Our software provides access to the US stock market to individuals in one hundred and thirty countries. Our clients can trade commission's free stocks and options as well as futures, indexes, micro indexes, and crypto. Aries today primarily generates revenue from software licensing and a referral partnership with TradeStation Securities, inc.

Aries provides software to TradeStation clients where trades on the US markets can be executed in returrn for licensing fees. Aries also refers clients to tradestation in return for a referral fee.

Corporate History

Aries Financial LLC was initially formed as a limited liability company in the state of Michigan on February 12, 2021. Subsequently, a new entity, Aries Financial Inc., was incorporated on September 27, 2021, in the state of Delaware and the Company's operations have been done through this corporation since its inception. The LLC was dissolved on July 7, 2023.

Competitors and Industry

Competitors

In the realm of online trading platforms, we find ourselves in the same industry as Robinhood, WeBull, SoFi, eToro, and others. However, a common issue with these apps is that they cater to specific niches. For instance, a user may begin trading options on Robinhood but ultimately end up using TDAmeritrade for more advanced charting and derivatives, despite the higher commissions charged by the latter. Our company addresses two significant problems faced by traders. Firstly, we offer global access to high-quality, commission-free trading of US stocks and options. Additionally, we ensure scalability for our clients as they progress into more sophisticated investing strategies. One notable example of a crowdfunded brokerage competitor is Gatsby Invest. Having raised funds through platforms like SeedInvest, they managed to secure a $50 million acquisition deal with eToro last year.

Industry

The global online investment platform market has a growth CAGR forecast of 14.4% from 2022 to 2028. 74% of current investors said they would invest more if they had more opportunities to learn about investing. 61% of retail investors said they would invest more if they could trade all of their investments in a single platform.

We believe in operating ethically and transparently, without taking advantage of our clients. Our fee structure is designed to be fair and transparent, using a loss-leading approach. By charging fees on high-end products, index options, and futures, we are able to offer our clients commission-free access to high-quality equities and options trading. Our platform is highly customizable, allowing clients to grow and evolve in their trading and investing journeys. We provide a wide range of access to stocks, options, futures, index options, ETFs, IPOs, and even crypto, ensuring that our clients have all the tools they need for success.

Current Stage and Roadmap

Current Stage

We are thrilled to announce the successful completion of our pre-seed round, paving the way for exciting developments in our business. In 2022, we experienced remarkable clientbase growth, expanding our clientbase by nearly 600%. Additionally, we are actively pursuing the necessary licensing to become a licensed broker-dealer through FINRA/SIPC. To further enhance our capabilities, we have secured a clearing deal and expansion agreement with Apex Fintech Solutions, renowned for their contributions to the successes of platforms like Robinhood, WeBull, Sofi, and more. Furthermore, we have formed an exclusive enterprise agreement with ClickIPO, the leading IPO infrastructure provider in Fintech. This partnership empowers us to collaborate directly with issuers and companies preparing to go public, enabling us to develop software that allows employees to reserve shares before the IPO. As part of our commitment to delivering exceptional services, we are currently constructing a

comprehensive B2B/B2C full-services brokerage API. Through this API, clients will have the ability to trade equities, options, futures, index options, or digital assets. Furthermore, account creation and client services will be seamlessly accessible via the API for a comprehensive user experience.

Future Roadmap

Aries is focused on empowering everyday investors by providing them with the necessary tools and resources to enhance their investment skills and access various asset classes conveniently. We achieve this by offering exceptional customer support, robust research and analytics tools, as well as advanced and customizable software, all at affordable prices. With the capital raised, our goal is to secure a broker-dealer license through FINRA/SIPC and develop a comprehensive B2B/B2C brokerage API. We invite you to join us as we leverage our state-of-the-art platform, disruptive business model, and global reach to revolutionize the investment landscape for everyday investors.

The Team

Officers and Directors

Name: Reda Falih

Reda Falih's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-founder & Director
  Dates of Service: September, 2021 - Present
  Responsibilities: Manage the day to day operations, and the product roadmap. No Salary. Equity: X

Other business experience in the past three years:

- **Employer:** Aided Trade
  Title: CEO & Founder
  Dates of Service: September, 2018 - January, 2021
  Responsibilities: Software developer and, head of operations.

Name: Pash O'Connor

Pash O'Connor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer, Co-founder & Director
  Dates of Service: August, 2022 - Present

Responsibilities: Leading the software development teams and, execution of the roadmap. Salary: $120,000. Equity:

Other business experience in the past three years:

- **Employer:** CIBC
  Title: SCRUM Master
  Dates of Service: September, 2014 - July, 2022
  Responsibilities: The scrum master helps the team enhance and streamline the processes by which they achieve their goals.

Name: Saad Shinwari

Saad Shinwari's current primary role is with Bus Patrol. Saad Shinwari currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head Of Client Success
  Dates of Service: January, 2022 - Present
  Responsibilities: Saad leads the customer success function with a vision and strategy to provide customers with a voice, support, guidance, and knowledge resources for the everyday interactions on Aries.

Other business experience in the past three years:

- **Employer:** Bus Patrol
  Title: Implementation Project Manager
  Dates of Service: October, 2021 - Present
  Responsibilities: Responsible for Implementation of AI powered school bus stop red-light photo violation enforcement programs throughout North America.

Other business experience in the past three years:

- **Employer:** Hunter Roberts Construction Group
  Title: Project Manager
  Dates of Service: June, 2016 - September, 2021
  Responsibilities: Managed client relations and account for: Brookfield Properties Manhattan West - The Eugene: Residential Tower ($300M) – May ‘15 - May ‘16 RXR Development - Pier 57: Historical Landmark Restoration: Core & Shell ($250M) – June ‘16 – May ‘18 AJ Capital Partners - Graduate Hotel Roosevelt Island: Hotel & Restaurant ($100M) – Sept ‘18 – May ‘20 Diller-von Furstenberg Foundation & NYC: Little Island: Public Park: ($200M) – June ‘20 – Sept‘21

Name: Keith Arthur Heesemann

Keith Arthur Heesemann's current primary role is with Con Edison. Keith Arthur Heesemann currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Business Strategy
  Dates of Service: January, 2022 - Present
  Responsibilities: As Head of Business Strategy, I am responsible for developing and executing the company's overall business strategy, including market research, product development, and go-to-market planning.

Other business experience in the past three years:

- **Employer:** Con Edison
  Title: Engineering Supervisor
  Dates of Service: November, 2022 - Present
  Responsibilities: Responsible for the effective supervision and administration of project staff including prioritizing and assigning work, performance management, employee relations, and related activities. Responsible for budget preparation and monitoring, purchasing and financial transactions and related activities.

Other business experience in the past three years:

- **Employer:** Con Edison
  Title: Operating Supervisor
  Dates of Service: January, 2018 - November, 2022
  Responsibilities: Supervise employees, including making decisions about hiring, evaluating, scheduling/work assignments, work procedures, resolving conflicts and training.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have

agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Our industry is heavily regulated, which results in us incurring significant and recurring costs.
Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory authorities extensively regulate the U.S. financial services industry. These regulators have broad powers to promulgate and interpret laws, rules and regulations, which are designed to safeguard the integrity of the financial markets and to protect public investors rather than the interests of our stockholders. Most aspects of our business, and in particular our wholly-owned subsidiary Aries Financial, LLC, a FINRA- licensed broker-dealer, are subject to laws, rules and regulations that cover all aspects of our business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data,

capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons. There can be no assurance that we and/or our directors, officers and employees will be able to fully comply with these regulatory requirements. Any failure to comply with these regulatory requirements could subject us to increased costs, fines, penalties or other sanctions, including suspensions of, or prohibitions on, certain of our activities, revocations of our subsidiary's licenses or registrations, such as its membership in FINRA and registration as a broker-dealer, or suspension of personnel. In addition, Aries Financial, LLC is subject to FINRA rules regarding changes in control of its ownership or organizational structure, and broadly speaking, require prior regulatory approval of any transaction resulting in a change in control or organizational structure of the subsidiary, such as changes in direct and indirect ownership or changes in the composition of the board of directors or similar body or the appointment of new officers. These regulations may delay or otherwise prohibit our future efforts to sell shares or raise additional capital, or to make changes to our organizational structure. Our ability to operate our business in a particular jurisdiction is dependent on our continued registration or authorization in that jurisdiction. We may need to obtain regulatory approval to expand certain of our operations and activities, which we may not be able to obtain on a timely or cost-effective basis, if at all. Moreover, if we obtain the required regulatory approval, it may limit or impose restrictions on our operations and activities, or we may not be able to continue to comply with the terms of such approvals. We incur significant costs, and will continue to devote significant financial and operational resources, to develop, implement and maintain policies, systems and processes to comply with our evolving legal and regulatory requirements. Future laws, rules and regulations, or adverse changes to, or more stringent enforcement of, existing laws, rules and regulations, could increase these costs and expose us to significant liabilities.

Extensive regulation of our industry results in ongoing exposure to potential penalties.

Our regulators generally require strict compliance with their laws, rules and regulations, and may investigate and enforce compliance and punish non-compliance. These regulators may bring enforcement actions and conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or other sanction, such as disgorgement, restitution or the revocation of regulatory approvals. The risks associated with such actions may be difficult to assess or quantify. We may be a party to various regulatory proceedings related to compliance with applicable laws, rules and regulations, including audits, examinations and investigations of our operations and activities. Such proceedings or other legal actions may divert management's attention, cause us to incur significant expenses, including fees for legal representation and costs for remediation efforts, and result in fines, penalties or other sanctions, including changing or ceasing aspects of our operations. The outcome notwithstanding, such actions may result in substantial costs and negative publicity, which may damage our reputation and impair our ability to attract

and retain clients. Firms in the financial services industry have experienced increased scrutiny in recent years, and penalties, fines and other sanctions sought by governmental and regulatory authorities, including the SEC, the Department of Justice, state securities administrators and state attorneys general in the United States. We expect this to continue for the foreseeable future, and may create uncertainty and may increase our exposure to scrutiny of our operations and activities, significant penalties and liability and negative publicity.

Our business could be materially adversely affected by new laws, rules or regulations or changes in existing laws, rules or regulations, including the interpretation and enforcement thereof.

Governmental and regulatory authorities periodically review legislative and regulatory policies and initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, laws, rules and regulations at any time. Any such changes could create additional regulatory exposure for our business, cause us to incur significant additional costs, require us to change or cease aspects of our business or restrict or limit our ability to grow our business, any of which could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict how current proposals that have not yet been finalized and/or that remain subject to ongoing debate will be implemented or in what form. We believe that this uncertainty and potential delays around the final form of such new laws, rules and regulations may negatively impact our clients and trading volumes markets in which we transact. Additionally, unintended consequences of such new laws, rules and regulations may adversely affect our industry, our clients and us in ways yet to be determined.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, business, financial condition and results of operations.

Our ability to comply with all applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance and risk management programs, including audit and reporting systems, that can quickly adapt and respond, as well as our ability to attract and retain qualified compliance, audit, legal, cybersecurity and other compliance and risk management personnel. While we have policies and procedures in place, as well as third-party compliance firms engaged, to identify, monitor and manage our risks and regulatory obligations, we cannot assure you that our compliance firms' policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed. Our risk-management programs may prove to be ineffective because of their design, their implementation and maintenance or the lack of adequate, accurate or timely information. If our risk-management programs and efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition and results of operations. As part of our compliance and risk management programs, we must rely upon ours and our third-party compliance firms' analysis of laws, rules, regulations and information regarding our industry, market, personnel, clients and other matters that are publicly available or otherwise accessible to us. That information may not in all cases be accurate, complete, up-to-date or

properly analyzed. Furthermore, we rely on a combination of technical and human controls and supervision that are subject to error and potential failure, the challenges of which are exacerbated by the 24-hour-a-day, global nature of our business, which is subject to various legal and regulatory requirements of multiple jurisdictions that are constantly evolving and subject to change. In case of non-compliance or alleged non-compliance with applicable laws, rules or regulations by us or third parties on which we may rely, we could be subject to regulatory investigations and proceedings that may be very expensive to defend against and may result in substantial fines and penalties or civil lawsuits, including by clients, for damages which can be significant. Any of these outcomes would adversely affect our reputation, financial condition and results of operations. Further, the implementation of new legislation or regulations, or changes in or unfavorable interpretations of existing legislation or regulations by courts or regulators, could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our platforms and solutions as necessary to remain competitive and grow our business, which could materially adversely affect our business, financial condition and results of operations.

We rely on third-party service providers.
Our third-party partners provide a variety of essential business functions, as well as regulatory compliance. In particular, we anticipate entering into an agreement with Apex Clearing Corporation, an SEC registered broker-dealer and member of FINRA, to provide custody, clearing and execution services for Aries Financial, LLC. It is possible that Apex, or some of these other third parties will fail to perform their services or will perform them in an unacceptable manner. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company, such as regulatory enforcement and punishment by FINRA, the SEC, or other regulatory bodies.

The level of competition in the brokerage industry is high, with multiple exceptionally large, well-capitalized competitors holding a majority share of the market.
Our competitors in the brokerage industry have longer operating histories, larger customer bases, significantly greater financial, technological, sales, marketing, and other resources than us. These companies will be able to respond more quickly than we can to new or changing opportunities, technologies, standards, or client requirements than we can. Likewise, these companies may better withstand periodic downturns in the industry and compete more effectively. In addition, new companies may enter the markets in which we compete. Our business will suffer if we are unable to effectively compete against current companies and/or new entrants in this space.

Our company does not currently hold any patents on its products or technology.
As of the date of this Offering, the Company has not been issued any patents. There is no guarantee that the Company will ever be issued patents on its products or technology. If we are unable to secure patents for our products and technology, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

Our failure to attract and retain highly qualified personnel in the future could harm

our business.

As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, operations personnel, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

Our actual or perceived failure to comply with privacy, data protection and information security laws, rules, regulations and obligations could harm our business.

We collect, compile, store, use, transfer and/or publish certain types of data and other information that is subject to numerous federal, state, local and foreign laws and regulations regarding privacy, data protection and information security. We are also subject to the terms of our privacy policies and obligations to third parties related to applicable privacy, data protection and information security. The regulatory framework for privacy, data protection and information security is evolving, and is likely to remain changing for the foreseeable future, and we expect that there will continue to be new laws, rules regulations and industry standards concerning privacy, data protection and information security proposed and enacted in the jurisdictions in which we operate. Our efforts to comply with privacy, data protection and information security laws, rules and regulations, as these exist now or in the future, could entail substantial expenses, may divert resources from other initiatives and could impact our ability to provide certain solutions. Additionally, if our third-party providers violate any of these laws or regulations, such violations may also put our operations at risk. Any failure or perceived failure by us to comply with any of our obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or negative publicity and could result in significant liability, increased costs or cause our clients to lose trust in us, which could have an adverse effect on our reputation and business.

Providing investment recommendations could subject us to investigations, penalties, and liability for customer losses if we fail to comply with applicable regulatory standards, and providing investment education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations.

We may, in the future, provide customers with investment recommendations. Risks associated with providing investment recommendations include those arising from how we disclose and address possible conflicts of interest, inadequate due diligence, inadequate disclosure, and human error. New regulations, such as the SEC's Regulation Best Interest and certain state broker-dealer regulations, impose heightened conduct standards and requirements on recommendations to retail investors. In addition, various states are considering potential regulations or have already adopted certain regulations that could impose additional standards of conduct or other obligations on us to the extent we provide investment advice or recommendations to our customers. We also may, in the future, provide customers with a variety of educational materials, investment tools, and financial news and information, and information about the markets, economics, business, technology, and the culture of money). Based on current law and regulations, we believe these

services would not constitute investment advice or investment recommendations. If the law were to change or if a court or regulator were to interpret current law and regulations in a novel manner, we face a risk that these services could come to be considered as investment advice. If services that we do not consider to be recommendations (such as educational materials, and our editorial offerings) are construed as constituting investment advice or recommendations, we could be in the future subject to investigations by regulatory agencies. To the extent any future investment education tools, news and information, or digital engagement practices are determined to constitute investment advice or recommendations and to the extent those recommendations fail to satisfy regulatory requirements, or we fail to know our customers, or improperly advise our customers, or if risks associated with advisory services otherwise materialize, we could be found liable for losses suffered by such customers, or could be subject to regulatory fines, penalties, and other actions such as business limitations, any of which could harm our reputation and business.

If we offer cryptocurrency trading, it would expose us to additional regulatory and other risks.

If, in the future, we offer cryptocurrency product and service offerings, any failure by us to maintain the necessary controls or to manage the cryptocurrencies we hold on behalf of our customers and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our services, and result in significant penalties and fines and additional restrictions. In addition, there are numerous other risks related to providing services related to cryptocurrencies, including, but not limited to, the following: (1) The status of a particular cryptocurrency's status as a "security" is subject to a high degree of uncertainty and if we do not properly characterize one or more cryptocurrencies, we might be subject to regulatory scrutiny, investigations, fines, and other penalties; (2) cryptocurrency laws, regulations, accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict, and changes in these laws and regulations, or our failure to comply with them, could negatively impact cryptocurrency trading on our platform; (3) cryptocurrency transfers could result in loss of customer assets, customer disputes, and other liabilities, which could harm our reputation and adversely impact trading volumes and transaction-based revenues; and (4) any inability to maintain adequate relationships with third-party banks, market makers, and liquidity providers with respect to, and any inability to settle customer trades related to, our cryptocurrency offerings would disrupt our ability to offer cryptocurrency trading to customers.

Our compliance and risk management policies and procedures as a regulated financial services company might not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.

As a financial services company, our business exposes us to a number of heightened risks. We have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, but our efforts might be insufficient. Our limited operating experience at our current scale, evolving business; and unpredictable periods of rapid growth make it difficult to predict all of

the risks and challenges we might encounter and therefore increase the risk that our policies and procedures to identify, monitor and manage compliance risks might not be fully effective in mitigating our exposure in all market environments or against all types of risk. Further, some controls are manual and are subject to inherent limitations and errors in oversight, which could cause our compliance and other risk management strategies to be ineffective. Other compliance and risk management methods depend upon the evaluation of information regarding markets, customers, catastrophe occurrences, or other matters that are publicly available or otherwise accessible to us, which might not always be accurate, complete, up-to-date, or properly evaluated. Insurance and other traditional risk-shifting tools might be held by or available to us in order to manage some exposures, but they are subject to terms such as deductibles, coinsurance, limits, and policy exclusions, as well as risk of counterparty denial of coverage, default, or insolvency. Any failure to maintain effective compliance and other risk management strategies could have an adverse effect on our business, financial condition, and results of operations. We are also exposed to heightened regulatory risk because our business is subject to extensive regulation and oversight in a variety of areas, and such regulations are subject to revision, supplementation, or evolving interpretations and application, and it can be difficult to predict how they might be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Reda Falih	6,000,000	Common Stock	77.32%
Pash O'Connor	1,600,000	Common Stock	20.619%

The Company's Securities

The Company has authorized Common Stock, S.E SAFE, IDV L3C d/b/a First Capital Fund, and S.C SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 395,833 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

one-vote-per-share

Material Rights

The total amount outstanding includes 160,000 shares to be issued pursuant to stock options issued

The total amount outstanding includes 240,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However,

the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

S.E SAFE

The security will convert into Safe preferred stock and the terms of the S.E SAFE are outlined below:

Amount outstanding: $249,980.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out

Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

IDV L3C d/b/a First Capital Fund

The security will convert into Safe preferred stock and the terms of the IDV L3C d/b/a First Capital Fund are outlined below:

Amount outstanding: $119,750.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing Closing

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor

immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

S.C SAFE

The security will convert into Safe preferred stock and the terms of the S.C SAFE are outlined below:

Amount outstanding: $30,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity Financing Closing

Material Rights

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding

could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $119,750.00
  Use of proceeds: Startup Funds.
  Date: June 24, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $249,980.00
  Use of proceeds: Startup Funds
  Date: July 21, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Regulatory licensing & product development
  Date: June 30, 2023
  Offering exemption relied upon: SAFE

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Aries Financial, Inc. has sufficant cash on hand, and deposits to continue operations for another thirteen months without revenue generation.

Foreseeable major expenses based on projections:

1. Clearing Deposit: $500,000

2. Marketing

3. Development

We anticipate that major expenses will include three key components. A clearing deposit of $500,000; Secondly, marketing expenses will likely play a significant role in promoting our service; Lastly, development costs are expected to be a part of the budget. This entails expenses associated with designing, building, and refining the product or service, including research and development. By allocating resources to these key areas, we can strategically plan for these expenses.

Future operational challenges:

1. Compliance costs related to running a FINRA/SIPC Broker Dealer.

2. Scaling our development teams to meet our Q4 '23 Apex Launch Date

3. Sucessfuly moving our clients over from TradeStation

Future challenges related to capital resources:

1. Aries needs a minimum of $820,000 in addion to our cash on hand to complete our transition to Apex Clearing and fully execute on our FINRA/SIPC broker dealer plans.

Future milestones and events:

1.Recieving our FINRA/SIPC Membership

2. Launching with Apex Clearing

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 8th, 2023, the Company has capital resources available in the form of a capital contribution in the amount of $48,000, and $139,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 84.85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 13 months. This is based on a current monthly burn rate of $14,000 for expenses related to payroll, Software Development & Operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 88 months. This is based on a current monthly burn rate of $28,000 for expenses related to payroll, Software Development & Operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital.

Indebtedness

- **Creditor:** SAFE 2022
  Amount Owed: $369,730.00
  Interest Rate: 0.0%

- **Creditor:** SAFE 2
  Amount Owed: $30,000.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,960,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock outstanding. The Company has no warrants outstanding. In making this calculation, we have assumed:

(i) all outstanding options are exercised; and

(ii) all shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $399,730 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Comparable Competitors

Gatsby Securities, an options trading application, was sold for $50 million to eToro. Prior to the acquisition, Gatsby Securities raised funds on Seed Invest with a valuation

of $25 million. This suggests that similar companies with options applications can command significant valuations in the market.

In 2011, TradeStation, a company with 47,000 clients, was sold for $411 million. Aries Financial, INC has nearly 5,000 clients referred to TradeStation to date. This indicates that Aries has a substantial client base, which adds value to the company.

TastyWorks, a US broker with 104,000 clients, was sold in 2021 for $1 billion. This demonstrates that companies in the brokerage industry can achieve high valuations, especially when they have a significant number of clients.

Robinhood and other companies in the industry often trade publicly or do deals at a price-to-earnings (P/E) ratio of 20X. Aries Financial, INC is expected to generate more revenue per client after registering with FINRA/SIPC and is experiencing a growth rate of 600% per year. Considering these factors, a 20X P/E ratio could be justified.

We have calculated the pre-money valuation of Aries at $25,000,000. This valuation represents the best estimate of management. To determine this valuation, we reviewed historical per-account valuations for other trading platforms at the time of publicly disclosed exit events, such as an acquisition. At the time of the acquisitions listed below, we calculated the per-account values as follows:

- OptionsHouse: Acquisition announced on July 25, 2016; Purchased by eTrade for $725m (154,000 accounts); $4,707.79 / account;

- OptionsXpress: Acquisition announced on March 21, 2011; Purchased by Schwab for $1b (385,200 accounts); $2,596.05 / account

- Think or Swim: Acquisition announced on January 8, 2009; Purchased by TD for $606m (87,000 accounts); $6,965.51 / account.

- Gatsby: Acquisition announced on August 17th, 2022; Purchased by eToro for $50m (10,000 accounts); $5,000 / account

- TradeStation: Acquisition announced on April 20th, 2011; Purchased by Monex for $411m (47,000 accounts); $8,744.68 / account

- TastyWorks: Acquisition partnership announced on June 28th, 2021; Purchased by IG Group for $1b (105,000 accounts); $9,523.81 / account

Aries has currently connected nearly 10,000 accounts via direct API and a referral relationship with TradeStation. Taking the lowest per-account value from the examples above, and rounding down to the nearest $1m, we came up with the pre-money valuation of $25,000,000. Other factors including lifetime customer value (i.e., how much revenue is potentially generated by an individual customer) and user acquisition costs were also considered.

Prospective investors should note that this valuation is not based upon the historical financial performance of the Company, and may not represent the investment value

that others place on the Company.

Gatsby Securities, with an estimated 10,000 user clientbase focusing on US options trading, was acquired by eToro for $50 million. Before the acquisition, Gatsby had a $25 million valuation on Seed Invest. As a FINRA/SIPC member using Apex Clearing Corp - a model Aries aims to replicate - this acquisition reflects the market's willingness to ascribe substantial valuations to options trading applications.

TradeStation, an international FINRA/SIPC broker-dealer clearing a variety of US assets through its software, sold for $411 million in 2011, serving 47,000 clients. Aries Financial, INC., in collaboration with TradeStation, has already nearly 10,000 new API user client connections. Aries plans to migrate these clients over to their regulatory umbrella following approval.

TastyWorks, is a futures, options, and equities FINRA/SIPC broker-dealer serving 104,000 clients and clearing stocks, options, and futures through its proprietary software, was acquired in 2021 for $1 billion, underscoring the high valuations achievable within the brokerage industry.

1. Aries Financial, INC., provides trading software to a global clientele across 130 countries, underpinned by licensing and referral agreements with FINRA/SIPC Broker Dealer, TradeStation Securities Inc. Clients use Aries software to research the markets and execute their trades.

2. Leveraging its partnership with TradeStation, Aries offers an array of tradable assets including equities, options, futures, IPOs, mutual funds, ETFs, and more through its software.

3. Anticipating FINRA/SIPC membership by Q1 2024, Aries envisions consolidating its referred clientele and continuing to offer the same array of assets under its own regulatory umbrella.

4. Aries has an established clearing relationship with Apex Clearing Corp, and is working with regulatory consultants to become a FINRA/SIPC broker-dealer. Poised for onboarding and clearing, Aries is set to become a broker-dealer akin to Gatsby, TradeStation, and TastyWorks.

5. Aries has a blueprint for employing its software in tandem with Apex Clearing Corp, Apex Crypto LLC, and its forthcoming FINRA/SIPC membership, delivering access to stocks, options, futures, IPOs, mutual funds, ETFs, and crypto to its current client base and new clients alike.

https://www.businesswire.com/news/home/20210628005572/en/IG-Group-and-tastytrade-Complete-1-Billion-Partnership

https://www.globenewswire.com/news-release/2011/04/21/444967/9656/en/TradeStation-Group-to-be-Acquired-by-Monex-Group.html

https://techcrunch.com/2022/08/17/fintech-etoro-to-acquire-startup-gatsby-for-50m/

https://www.sec.gov/Archives/edgar/data/1111559/000119312511128683/d10q.htm

https://www.sec.gov/Archives/edgar/data/1111559/000119312511128683/d10q.htm

https://techcrunch.com/2022/08/17/fintech-etoro-to-acquire-startup-gatsby-for-50m/

https://www.businesswire.com/news/home/20210628005572/en/IG-Group-and-tastytrade-Complete-1-Billion-Partnership

Use of Proceeds

If we raise the Target Offering Amount of $14,997.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Clearing House Deposit*
  32.0%
  We will use 32% of the funds raised for completing our deposit requirement per our agreement with Apex Clearing.

- *Research & Development*
  50.5%
  We will use 50.5% of the funds raised for market and customer research, new product development and market testing, as well as ongoing day-to-day operations of the Company.

- *Marketing*
  12.0%
  We will use 12% of the funds to expand our influencer and referral programs as well as build more marketing funnels.

If we raise the over allotment amount of $1,234,998.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Clearing House Deposit*
  31.0%
  We will use 31% of the funds raised for completing our deposit requirement per our agreement with Apex Clearing.

- *Research & Development*
  24.0%
  We will use 24% of the funds raised for market and customer research, new

product development and market testing, as well as ongoing day-to-day operations of the Company.

- *Marketing*
  12.0%
  We will use 12% of the funds to expand our influencer and referral programs as well as build more marketing funnels. Some funds may also be used to market this crowdfunding raise.

- *Design*
  4.0%
  We will use 4% of the funds raised for ongoing product expansion and new product UI/UX design.

- *Company Employment*
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: Client Support, Business Strategy, and Regulatory Compliance. Wages to be commensurate with training, experience, and position.

- *Exchange Data*
  6.0%
  We will use 6% of the funds to expand our market data offering to clients across our mobile, web, and desktop platforms.

- *Regulatory Licensing*
  1.5%
  We will use 1.5% of the funds raised to complete our regulatory obligations required to stand up a FINRA/SIPC member broker-dealer.

- *StartEngine Service Fees*
  1.0%
  StartEngine Service Fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.tradearies.com (https://tradearies.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aries

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aries Financial, Inc.

[See attached]

ARIES FINANCIAL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aries Financial, Inc.
Detroit, Michigan

We have reviewed the accompanying financial statements of Aries Financial, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 14, 2023
Los Angeles, California

ARIES FINANCIAL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	223,216	$	49
Prepaids and Other Current Assets		129,758		-
Total Current Assets		**352,974**		**49**
Total Assets	**$**	**352,974**	**$**	**49**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Simple Agreement for Future Equity (SAFEs)		450,608		-
Total Liabilities		**450,608**		**-**
STOCKHOLDERS EQUITY				
Common Stock		76		76
Additional Paid in Capital		4		4
Retained Earnings/(Accumulated Deficit)		(97,715)		(32)
Total Stockholders' Equity		**(97,635)**		**49**
Total Liabilities and Stockholders' Equity	**$**	**352,974**	**$**	**49**

See accompanying notes to financial statements.

ARIES FINANCIAL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 60,000	$ -
Cost of Goods Sold	-	-
Gross profit	60,000	-
Operating expenses		
General and Administrative	76,558	32
Sales and Marketing	248	-
Total operating expenses	76,805	32
Operating Income/(Loss)	(16,805)	(32)
Interest Expense	-	-
Other Loss/(Income)	80,878	-
Income/(Loss) before provision for income taxes	(97,683)	(32)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (97,683)**	**$ (32)**

See accompanying notes to financial statements.

ARIES FINANCIAL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception—September 27, 2021					
Issuance of Stock	7,600,000	$ 76	$ 4		$ 80
Net income/(loss)				(32)	(32)
Balance—December 31, 2021	7,600,000	76	4	$ (32)	**$ 49**
Share-Based Compensation			0		0
Net income/(loss)				(97,683)	(97,683)
Balance—December 31, 2022	**7,600,000**	**$ 76**	**$ 4**	**$ (97,715)**	**$ (97,635)**

See accompanying notes to financial statements.

ARIES FINANCIAL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(97,683)	$	(32)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		-		-
Adjustment to Fair value of SAFEs		80,878		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(129,758)		-
Net cash provided/(used) by operating activities		**(146,563)**		**(32)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		80
Borrowing on SAFEs		369,730		-
Net cash provided/(used) by financing activities		**369,730**		**80**
Change in Cash		223,167		49
Cash—beginning of year		49		-
Cash—end of year	**$**	**223,216**	**$**	**49**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aries Financial Inc. was incorporated on September 27, 2021 in the state of Delaware. The financial statements of Aries Financial Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Detroit, Michigan.

Aries builds trading and market research software for retail investors. Our software provides access to the US stock market to individuals in one hundred and thirty countries. Our clients can trade commission's free stocks and options as well as futures, indexes, micro indexes, and crypto.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Aries Financial, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from trading and market research software developed for retail investors.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $248 and $0, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Cryptocurrency (ETH)	129,758	-
Total Prepaids and Other Current Assets	**$ 129,758**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $ 0.00001. As of December 31, 2022, and December 31, 2021, 7,600,000 shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 400,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	160,000	$ 0.00	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	160,000	$ 0.00	9.87
Exercisable Options at December 31, 2022	-		

Stock option expenses for the years ended December 31, 2022 were $0.

6. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022	As of Year Ended December 31, 2021
Safe 2022	$ 119,750	Fiscal Year 2022	$ 10,000,000	80%	$ 119,750	$ -
Safe 2022	$ 249,980	Fiscal Year 2022	$ 10,000,000	85%	$ 249,980	$ -
Adjustment to Fair Value of SAFE					$ 80,878	
Total SAFE(s)	**$ 369,730**				**$ 450,608**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(26,374)	$	(9)
Valuation Allowance		26,374		9
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(26,383)	$	(9)
Valuation Allowance		26,383		9
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $97,715, and the Company had state net operating loss ("NOL") carryforwards of approximately $97,715. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 14, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $16,805, an operating cash flow loss of $146,563, and negative equity of $97,635 as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

ARIES FINANCIAL, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Aries Financial, LLC
Detroit, Michigan

We have reviewed the accompanying financial statements of Aries Financial, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 14, 2023
Los Angeles, California

ARIES FINANCIAL, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ -	$ -
Total current assets	**-**	**-**
Total assets	**$ -**	**$ -**
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	**-**	**-**
MEMBERS' EQUITY		
Members' Equity	-	-
Total Members' Equity	**-**	**-**
Total Liabilities and Members' Equity	**$ -**	**$ -**

See accompanying notes to financial statements.

ARIES FINANCIAL, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	-	-
Research and Development	-	-
Sales and Marketing	-	-
Total operating expenses	-	-
Operating Income/(Loss)	-	-
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	-	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ -**	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Balance—February 12, 2021	**$**	**-**
Net income/(loss)		0
Balance—December 31, 2021	**$**	**-**
Capital Contribution		0
Net income/(loss)		0
Balance—December 31, 2022	**$**	**-**

See accompanying notes to financial statements.

ARIES FINANCIAL, LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ -	$ -
Net cash provided/(used) by operating activities	-	-
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	-
Net cash provided/(used) by financing activities	-	-
Change in cash	-	-
Cash—beginning of year	-	-
Cash—end of year	**$ -**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aries Financial, LLC was formed on February 12, 2021 in the state of Michigan. On July 7, 2023, the company was dissolved. The financial statements of Aries Financial, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Detroit, Michigan.

The company is predecessor to Aries Financial Inc, which builds trading and market research software for retail investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Reda Falih	100.0%
TOTAL	**100.0%**

4. DEBT

The company has no debt outstanding as of December 31, 2022.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 14, 2023, which is the date the financial statements were available to be issued.

On July 7, 2023, the company filed a Certificate of Dissolution with the state of Michigan and subsequently dissolved.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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INVEST IN ARIES TODAY!

Master the Markets

Aries is the all-in-one, client-focused trading and investment platform, bringing the tools used by professional investors to ordinary retail clients, available in 130 countries.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ARIES

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Aries offers commission-free trades and access to a wide variety of investment types and asset classes such as stocks, options, futures, index options, ETFs, IPOs, and even crypto that can be out-of-reach and intimidating to the average investor.
- Aries is available in 130 countries, is 75% less expensive than the closest international competitors, and grew its client base by nearly 600% last year alone.
- Aries is led by an exceptional team with decades of combined experience in fintech and banking software. Aries has partnerships with industry leaders such as TradeStation, Benzinga, ClickIPO, & Apex Fintech Solutions, the clearing giant behind Robinhood, WeBull, Sofi, and more.

Invest Now
$3.12 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$496.08	$24.96M

THE PITCH

A Global, All-In-One Retail Trading Platform Built for the People


Aries | Commission Free Stocks & Options
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Aries is a research, analytics, and trading platform bridging the gap between Wall Street and thousands of retail traders in 130 countries.

Our mission is to empower retail investors around the world by giving them the tools they need to become more sophisticated investors with broad investment capabilities across a variety of asset classes. Through our intuitive mobile platform and web app, we give our clients the ability to learn about and trade commission-free stocks and options, as well as **futures, index options, ETFs, IPOs, and crypto**. We empower our clients by providing unparalleled customer support, powerful research and analytics tools, and cutting-edge, customizable software at accessible prices.

In many of the countries in which we operate, we are the only low-fee option for trading in the U.S. stock market. With nearly 600% user growth last year, we are working towards our mission of becoming the global people's brokerage.


Aries is for everyone
Our app delivers the advanced analytics and specialized asset classes seasoned global investors expect, as well as the intuitive interface and learning tools junior investors need to launch their trading journeys.
Aries grows with you
You can start simple then, when you're ready, add advanced dashboards, view special financial reports, and trade a variety of asset classes like stocks, options, futures, index options, ETFs, IPOs, and even crypto.

THE PROBLEM & OUR SOLUTION

A Complete, Customizable Financial Platform for Retail Investors

Most retail brokerages charge predatory fees, making them inaccessible to many retail investors, especially those outside of the U.S. Many brokerages available today offer access to stocks, but lack access to other potentially lucrative asset classes and, as a result, consumers need multiple accounts across many platforms to do what they want with their money. In addition, the most popular tools are often unintuitive and lack customization, so investors have to choose between simple and complex. Aries is pursuing its FINRA/SIPC license to change this. Before Aries, clients did not have the opportunity to customize their platform. Aries allows clients to add functionality as they become more sophisticated investors.



COMPETITORS
PROBLEM
Confusing indirect & direct fees
Predatory pricing structure
Access to limited financial instruments; no one stop shop solution exists
Limited access outside of the US
Lack of strong customer services
ARIES
SOLUTION
Commission-free trading on a majority of products
Transparent pricing and no add-on fees for other services
Access to stocks, options, futures, indexes, IPOs, and crypto all in one place
Available in over 130 countries
White-glove concierge services for all

We operate on a non-predatory, transparent fee structure using a loss-leading approach. Our fees on high-end products, index options, and futures pay for the majority of clients to access high-quality, commission-free equities and options trading. We are highly customizable to allow our clients to grow throughout their trading and investing careers, with a broad range of access to **stocks, options, futures, index options, ETFs, IPOs, and crypto**.



How Aries operates
Non-Predatory Revenue Structure
SIPC
NFA National Futures Association
FINRA
Regulatory foresight
TradeStation
ClickIPO
APEX
TradingView
TrendSpider
BENZINGA
STERLING TRADING TECH
Industry veteran partners & 25+ niche influencers
Empowers the everyday trader with cutting-edge research and analytics tools

*Aries Financial, Inc. is not yet a registered broker-dealer through FINRA/SIPC.

THE MARKET & OUR TRACTION

Strong Growth and Key Partnerships in Place



Global Online Investment Platform Market:
GROWTH
CAGR FORECAST
14.4%
2022 - 2028
74%
of current investors said they would invest more if they had more opportunities to learn about investing
61%
of retail investors said they would invest more if they could trade all of their investments in a single platform

Source / Source

Since our launch, we have achieved the following milestones:

- Entered into **commission-free API agreement with TradeStation**, a large brokerage operating for nearly four decades
- Successfully closed our VC lead pre-seed funding round
- Won the **Benzinga Fintech Awards** "People's Choice" award in 2021
- Grew our client base by nearly **600%** in 2022
- Expanded our presence to **130 countries** around the globe
- Signed clearing and expansion deal with **Apex Fintech Solutions**, the powerhouse behind household names such as Robinhood, WeBull, SoFi, etc.
- Entered into agreement with **ClickIPO**, **the largest IPO infrastructure provider**, to provide IPO Access and enterprise tools


COMPETITORS
STOCKS
OPTIONS
FUTURES
INDEX OPTIONS
IPOs
CRYPTO
GLOBAL
ARIES

WHY INVEST

Making Financial Services Accessible to All


ARIES
JOIN ARIES
Our disruptive business model and global reach empowers everyday investors

Aries equips everyday investors with the necessary resources to enhance their investment skills and access a wide range of asset classes all in one place. We achieve this by offering exceptional customer support, robust research and analytics tools, as well as advanced and customizable software, all at affordable prices.

With the capital we have raised, we aim to secure a broker-dealer license through FINRA/SIPC and develop a comprehensive B2B/B2C brokerage API. Join us as we use our state-of-the-art platform, disruptive business model, and global reach to empower everyday investors like never before.

ABOUT

HEADQUARTERS
1420 Washington Blvd.
Detroit, MI 48226

WEBSITE
View Site

Aries is the all-in-one, client-focused trading and investment platform, bringing the tools used by professional investors to ordinary retail clients, available in 130 countries.

TEAM



Reda Falih
CEO, Co-Founder & Director

Reda is a long-time trader and value investor who understands exactly what the community is looking for. He graduated from Henry Ford Early College in 2018 and rejected multiple offers to pursue his creative passions. Since then, Reda has run numerous fintech companies. In particular, his experience turning Aided Trade into a thriving trading community & data SAAS with over 48,000 users has proven to be invaluable in knowing precisely what the modern trader is looking for. Reda drives the vision that gives soul to the product.



Pash O'Connor
COO, Co-Founder & Director

Pash is a seasoned fintech leader with over a decade of experience in delivering customer-centric products. Pash spent most of his professional career at the Canadian Imperial Bank of Commerce leading some of the banks largest dollar value software development. Pash's management creates hyper- focused client satisfaction motivated teams that outpace competitors and efficiently deliver.



Keith Heesemann
Head Of Business Strategy

Keith is a dynamic and results-driven leader known for his inventive strategies and quality execution. Keith spent eight years in utilites, where he spent time managing a $35M yearly portfolio of projects from planning, design, and implementation. During system emergencies, Keith was a critical part of customer restoration, which showcases his exceptional problem-solving skills. Keith's passion for excellence and collaborative approach create a culture of success, inspiring individuals to exceed expectations. In fast-paced environments, his sharp strategic acumen and adaptability drive remarkable outcomes.

Keith Heesemann is currently part-time and contributes 40+ hours per week on Aries & plans to transition to Full-Time soon.



Saad Shinwari
Head Of Client Success

Saad most recently spent time meticulously planning and helping to lead the expansion of AI powered school bus safety technology at BusPatrol. His career began in construction finance budgeting, leading construction teams, and managing projects for prominent real estate developers, private equity firms, and trust organizations. Saad is used to taking care of valuable clients and ensuring their ongoing voices are managed into the project roadmap and timely taken care of.

Saad Shinwari is currently part-time and contributes 40+ hours per week on Aries & plans to transition to Full-Time soon.

TERMS

Aries

Overview

PRICE PER SHARE **$3.12**	VALUATION **$24.96M**
DEADLINE **Oct 17, 2023**	FUNDING GOAL **$15k - $1.23M**

Breakdown

MIN INVESTMENT **$496.08**	OFFERING TYPE **Equity**
MAX INVESTMENT **$1,234,998.96**	ASSET TYPE **Common Stock**
MIN NUMBER OF SHARES OFFERED **4,807**	SHARES OFFERED **Common Stock**
MAX NUMBER OF SHARES OFFERED **395,833**	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

Receive 10% bonus shares in Aries Financial, Inc.'s current offering on StartEngine if you've (i) previously invested in this issuer, (ii) reserved shares formally through the issuer's Test the Waters campaign on StartEngine; or (iii) indicated interest by signing up to receive news regarding the offering on Aries Financial, Inc.'s domain.

Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Combo/Avid Investor Perk

Invest $496+ within the first week and receive 20% bonus

Invest $496+ within the first two weeks and receive 10% bonus

Volume-Based Perks

Tier 1 Perk — Invest $496+ and receive Quarterly Investor Emails

Tier 2 Perk — Invest $1000+ and receive Quarterly Investor Emails, $100 Commission Credit, $50 Trading Credit

Tier 3 Perk — Invest $5,000+ and receive Quarterly Investor Emails, $500 Commission Credit and $250 Trading Credit

Tier 4 Perk — Invest $10,000+ and receive receive Quarterly Investor Emails, $1,000 Commissions Credit, $500 Trading Credit, Ticket to Aries Investor Conference at HQ + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive Quarterly Investor Emails, $2,500 Commissions Credit, $1250 Trading Credit, Ticket to Aries Investor Conference at HQ, and Monthly Investor Calls + 10% bonus shares

Tier 6 Perk — Invest $100,000+ and receive Quarterly Investor Emails, $10,000 Commissions Credit, $5,000 Trading Credit, Ticket to Aries Investor Conference at HQ, Monthly Investor Calls, and Dedicated Account Executive + 15% bonus shares

Tier 7 Perk — Invest $200,000+ and receive Quarterly Investor Emails, $20,000 Commissions Credit, $10,000 Trading Credit, Ticket to Aries Investor Conference at HQ, Monthly Investor Calls, Dedicated Account Executive, and Trip to NYC for Team Dinner with flights and hotel for 2 included + 20% bonus shares

** Ticket to Aries Investor Conference at HQ does not include lodging and travel*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Aries Financial, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $312. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus (if applicable) in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

BENZINGA

Benzinga

Meet TradeStation-Backed Aries, A Data-Focused Broker Built By And For Traders

View Article

TrendSpider

New Brokerage Partnership: Aries

View Article

Benzinga

Aries CEO Reda Falih On Platform Growth, Updates: 'The Average Trader Has Evolved'

View Article

TradeStation

Zero Commission Options Trading With a High-Powered Mobile App: Aries and TradeStation Unite

View Article

Yahoo Finance

One Big Thing In Fintech: Aries, a retail-focused brokerage built by and for traders, is set to launch globally this summer.

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Aries.

JOIN THE DISCUSSION

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0/2500

Post

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

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What is the difference between Regulation Crowdfunding and Regulation A+?

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@ 2023 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Hi, I'm Reda. The CEO at Aries, a stock trading platform specifically built from the in-depth research and feedback we gathered from investors all over the world. But before Aries, I was a trader myself.

VO: On my trading journey it became super clear that the biggest brokerages in the game simply were not delivering what the everyday retail investor needed to take control of their financial trajectory. So we took matters into our own hands and created the premiere trading platform.

VO: Aries is a commission-free platform, offering access to US stocks, options, futures, ETFs, indexes, IPOs and even crypto. And we're proudly accessible to clients in over 130 countries.

VO: Aries started as an extension of my previous company, where we sold market data and analytics tools to over 70,000 people from all demographics taking on Wall Street.

VO: I've spent a career learning how to properly aggregate data and feedback and Aries has now become the crown jewel of that work.

VO: Going up against the world's massive banks and brokerages was a huge gamble, but it was important enough to give everyday people fair access to the markets. What we didn't know is that the reaction would be so explosive.

VO: In 2022, we experienced user growth beyond our imaginations, our client base grew by nearly 600%. We also secured VC capital, and we successfully launched our global platforms on iOS, Android, and the web and we couldn't have done this without the engagement and feedback that we've experienced from our community.

VO: That's why, today, I'm beyond excited to announce that we have teamed up with Start Engine to allow everyday investors and our loyal clientbase, like you, to become part of our ownership table and buy a piece of Aries.

VO: To the thousands of clients using our platform, we've taken your input and we're on a path to deliver exactly what the people requested, and we believe that if we're building the people's broker it should be owned by the people!

VO: The team at Aries for the last few months has been hard at work, forging partnerships with major players in the industry, including some of the guys behind the success of major household brokers

VO: We've brought on board world-class technologists, regulatory consultants, and data providers.

VO: The vision is clear—to be the real people's broker—and we're taking all the necessary steps to make that happen.

VO: We're hiring aggressively, working towards standing up a FINRA/SIPC member broker dealer, revamping our apps based on user feedback, launching a full-service public API, and

pushing out ARIES PRO—a downloadable desktop client that offers the lowest commissions while still providing the highest-class order execution, all alongside our world class typically extremely expensive, market analysis tools.

VO: With these innovations, Aries could be a broker that truly grows with its clients.

VO: We want to hear from you, discuss Aries, and answer any questions you may have. Let's shape the future of investing, give the power back to the people, become a shareholder and let's talk Aries.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

Test The Waters Materials

YOUR CHANCE TO INVEST IN ARIES!

A retail trading platform built for the people.

Fast Execution. Real Customer Service. Bridging the gap between wall street and nearly 10,000 retail traders. Available in 130 countries offering access to Options, Stocks, ETFs, Index Options, Futures, & Crypto!

Reserve Shares

Book a call with our team




Global $0 Commission Trading & Research Platform
~1,000,000+ ASSETS TRADED.
Venture Capital Backed

REVIEW PROBLEM

2022 IN REVIEW

Built four easily scalable client acquisition channels

<$60 Average Cost of Client Acquisition

583% Mostly Organic User Growth

1,000,000+

Options Contracts Traded

Expanded to

IOS/ANDROID & WEB

~40 Minutes

Average User Session Time

Closed VC Round Valuing Aries at

$10,000,000

130

Launched access to Stocks, Options, Index Options, Futures, & Crypto in 130 countries

PROBLEM AND SOLUTION

PROBLEM

- Retail brokerages largely charge predatory indirect/direct fees
- Modern brokerages come uncustomizable out of the box and fail to adapt as clients evolve
- Outside of the United States accessing the markets is still expensive
- Modern and cheap solutions pop up left and right, but only offer segmented market access
- Client concierge services which used to drive the brokerage industry lost in modern platforms

SOLUTION

- Nonpredatory, transparent fee structure. Commissions on high end products, index options or futures, pay for the majority of clients to access high quality commission free equities and options trading
- Aries is customizable out of the box and will continue to be built in a way that allows the client to grow throughout their trading or investment career. No more five accounts to do what you want with your money
- Access to equities, options, ETFs, Index Options, Futures, & Crypto
- An extreme focus on spending towards things that matter to our clients like industry leading support, white glove services, quality modern software, and market analytics tools
- Dedicated development towards, typically expensive, advanced stock market analysis tools all to be offered within the Aries platforms


FOR A LIMITED TIME DEPOSIT $500 GET $100!*
terms apply: tradearies.com/promo
Simple
$0 Commission Stocks & Options.
Trade Your Way
Invest in Equities Futures, Options, Stocks, Index's, and Crypto
Analyze The Market
Free access to typically expensive data tools
Options Activity
Calculate Risk and Probability.
Stay Up To Date
Track News and The Most Popular Stocks.
Your Money, Your Rules
Find Exactly What You're Looking For Quickly.

REVENUE STREAMS AND PROJECTIONS


POST FINRA/SIPC Broker Dealer Yearly Projections
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
25,000 Clients
50,000 Clients
75,000 Clients
100,000 Clients
Account Referral Payout
Interest
Premium Data
Trading Revenue
Fractional Shares & IPOs
Data
Crypto


Full Ecosystem Yearly Projected Revenue
$500,000,000
$400,000,000
$300,000,000
$200,000,000
$100,000,000
$0
100,000 Clients
300,000 Clients
1,000,000 Clients
Banking & Loans
Research & Literacy Tools
Crypto Staking Derivatives, & ETFs
Money Management
Institutional Broker
Retail Broker

OPPORTUNITY

US Market Downturn: While investors seek alternative options Aries will build to capitalize on a market rebound.

Cryptocurrency Retail Trust Deficit: There are voids in the retail Crypto space and Aries is poised to help rebuild retail investors' trust by offering secure, regulated investment options amid the cryptocurrency market's uncertainty.

Low Advertising Costs: Acquisition costs are at lows year over year, now is the time to take advantage of reduced advertising costs to increase brand visibility and attract new clients.

Cost-Effective Fintech Development: Industry wide development and operations costs are at lows year over year. These lower projected operating expenses allow Aries to build and operate to withstand any further market downturns.

ROADMAP

- Aries IPO Access & B2B Directed Share Program
- Expand Development & Client Services Teams
- Finalize FINRA-SIPC Membership
- Transition Aries US to Apex Clearing
- Revamped Web & Mobile Applications
- Referral Program & Deposit Promotions
- Full Service B2B/B2C Aries API
- Aries Data Suite Expansion & SAAS
- National Futures Association Membership
- Launch Aries PRO
- Establish B2B & Institutional Investors Sales Team
- Debit Card

PROJECTED MILESTONES:

Phase One (Now)

Phase Two (10-15 Months)

Phase Three

FINRA/SIPC Membership

Drastically Scale Development

Take Complete User Experience Control

Expand Global Deposit - Withdraw Options

Launch Revamped Application

Lean Into Pre-Established Marketing Channels

Test More Channels to Optimize Acqusition Cost

VISION


7
Integrated bankings & below market loans based on user data
Assets under management and user data allow Aries to start banking at below-market rates without credit checks.
6
Money Management: Space Change, Crypto ETFs, Premade portfolios
Multi-asset class foundation, credibility, & brand play into building niche products centered around simplicity
5
Crypto: Derivatives, Spot, Custodial API
Market trust in Crypto is at an all-time low. Institutional & retail credibility ties brand trust into new transparent crypto products
4
Institutional Brokerage
One financial advisor is 500-1000X the size of an average Aries client. Retail lays the foundation to execute at that scale
3
Financial Research Literacy Tools
Data is expensive. Many of the APIs used to power brokerages are repackaged by others and sold as standalone tools.
2
Aries PRO
A downloadable desktop client for professional traders that combines advanced market data tools with modern execution software. Clients will have the ability to pay commissions for direct market access and specified exchange routing or stick to the default commissions free plan.
1
Retail Brokerage

USE OF FUNDS

TEAM

Reda Falih

CEO & Co-Founder

Reda is a long-time trader and value investor who understands exactly what the community is looking for. He graduated from Henry Ford Early College in 2018 and rejected multiple offers to pursue his creative passions. Since then, Reda has run numerous fintech companies. In particular, his experience turning Aided Trade into a thriving trading community & data SAAS with over 48,000 users has proven to be invaluable in knowing precisely what the modern trader is looking for. Reda drives the vision that gives soul to the product.

Pash O'Connor

CEO & Co-Founder

Pash is a seasoned fintech leader with over a decade of experience in delivering customer-centric products. Pash spent most of his professional career at the Canadian Imperial Bank of Commerce leading some of the banks largest dollar value software development. Pash's management creates hyper- focused client satisfaction motivated teams that outpace competitors and efficiently deliver.



Keith Heesemann

Head Of Business Strategy

Keith is a dynamic and results-driven leader known for his inventive strategies and quality execution. Keith spent eight years in utilites, where he spent time managing a $35M yearly portfolio of projects from planning, design, and implementation. During system emergencies, Keith was a critical part of customer restoration, which showcases his exceptional problem-solving skills. Keith's passion for excellence and collaborative approach create a culture of success, inspiring individuals to exceed expectations. In fast-paced environments, his sharp strategic acumen and adaptability drive remarkable outcomes.



Saad Shinwari

Head Of Client Success

Saad most recently spent time meticulously planning and helping to lead the expansion of AI powered school bus safety technology at BusPatrol. His career began in construction finance budgeting, leading construction teams, and managing projects for prominent real estate developers, private equity firms, and trust organizations. Saad is used to taking care of valuable clients and ensuring their ongoing voices are managed into the project roadmap and timely taken care of.

FUTURE INNOVATIONS


Aries AI
https://www.tradearies.com
Aries
Hi, I think $AAPL is going to $185 - $187.50 by the end of next week. Can you suggest a way to trade this?
Hi! You should consider a Debit Spread. You can buy the $185 Call, and sell the $187.5 Call. This will create a max return of $200 for every $50 invested. This trade has a 20% Probability of Profit.
Click below to open this idea in the lab, learn more, and explore more scenarios.
Expected Profit and Loss
$200
AAPL Price at Exp
Unlimited
Max Profit +$200.00
Max Loss -$50.00
Breakeven -$185.00
0
Write Something...


Aries
ARIES
Forex
Futures
Margin
$791,465.39
ACCOUNT NET WORTH
$651,804.45
Cash
$139,660.11
Positions
251.79
Account
Sign Out
TSLA
254.23
9.34
PLTR
15.61
AMD
129.23
Positions
Open Orders
Top News

PARTNERS

ARIES TradeStatio

ClickIPO is the largest API provider of IPO & Secondary offering access. Clients worldwide can participate in purchasing IPOs & secondary offerings directly within the Aries mobile app through our partnership. We also have an agreement to provide software and services for companies going public with ClickIPO.

INVESTOR PERKS

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

INVEST $500

INVEST $10,000

INVEST $25,000

INVEST $100,000

INVEST $200,000

$250 Commissions Credit

Quarterly Investor Emails

PRESS


Intrinio
Products Solutions Developers Company Pricing
ARIES
How one retail trading platform brought Intrinio data to life
Discover how Aries is growing with the help of Intrinio

How one retail trading platform brought Intrinio data to life


WALL ST.
PENNY LN.
PENNY LANE
PODCA$T
1 tim. 6 min
SPELA UPP

Giving The Power Back To Retail Traders Pennylane Podcast

support@tradearies.com

Download on the App Store

GET IT ON Google play

Aries

Aries Financial Inc.

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Aries Financial, Inc. is not a broker-dealer or investment advisor. Securities and investments are offered through TradeStation Securities, Inc., Members FINRA and SIPC. Additional information about your broker can be found by clicking here. Aries refers to Aries Financial, Inc mobile App and website, and with securities offered through TradeStation Securities, Inc.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.